Exhibit (a)(1)(D)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Radiant Systems, Inc.

at

$28.00 Net Per Share

by

Ranger Acquisition Corporation

a wholly-owned subsidiary of

NCR Corporation

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, AT THE END OF THE DAY ON FRIDAY, AUGUST 19, 2011,

UNLESS THE OFFER IS EXTENDED.

July 25, 2011

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Ranger Acquisition Corporation, a Georgia corporation (“Purchaser”) and a wholly-owned subsidiary of NCR Corporation, a Maryland corporation (“NCR”), is making an offer to purchase all outstanding shares of common stock, no par value per share (the “Shares”), of Radiant Systems, Inc., a Georgia corporation (“Radiant”), at $28.00 per Share, net to the seller in cash, without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase dated July 25, 2011, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) enclosed herewith. Please furnish copies of the enclosed material to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

The Offer is not subject to any financial condition. The Offer is, however, conditioned upon, among other things, (i) there having been validly tendered (not including Shares tendered pursuant to guaranteed delivery procedures) and not validly withdrawn before the expiration of the Offer, that number of Shares which, when added to the Shares already owned by NCR and its subsidiaries, represents at least a majority of the total number of outstanding Shares on a “fully diluted basis” (which assumes conversion or exercise of all derivative securities convertible or exercisable into Shares regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof), which is referred to as the “Minimum Tender Condition;” (ii) any waiting period (and any extension thereof) applicable to the Offer or the merger of Purchaser with and into Radiant (the “Merger”) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Sherman Act, as amended, the Clayton Act, as amended, and the Federal Trade Commission Act, as amended (collectively, a “Competition Law”), having been terminated or having expired, or any material clearance, consent, approval, order, authorization, notice to or filing with any governmental entity that is required to be obtained or made in connection with the Offer or the Merger having been so made or obtained; (iii) there being no law or judgment, order, writ, injunction, decree or award enacted, enforced, amended, issued, in effect or deemed applicable to the Offer or the Merger by any governmental entity (other than the application of the waiting period provisions of any Competition Law to the Offer or to the Merger) the effect of which is to directly or indirectly enjoin, make illegal or otherwise prohibit or materially delay consummation of the Offer or the Merger; and (iv) other conditions set forth in Exhibit A to the Merger Agreement (as defined below). NCR reserves the right to waive any of the condition to the Offer in its sole discretion, other than the Minimum Tender Condition. See “Introduction” and The Offer—Section 14—”Conditions of the Offer”.

Enclosed herewith are the following documents:

1.	Offer to Purchase, dated July 25, 2011;

2.	Letter of Transmittal to be used by shareholders of Radiant in accepting the Offer and tendering Shares, including guidelines for certification of Taxpayer Identification Number on Form W-9;

3.	Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents cannot be delivered to BNY Mellon Shareowner Services, the Depositary for the Offer, by the expiration of the Offer;

4.	A letter to shareholders of Radiant from the Chief Executive Officer of Radiant, accompanied by Radiant’s Solicitation/Recommendation on Schedule 14D-9.

5.	A printed letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

6.	A return envelope addressed to the Depositary (as defined below).

The Offer is being made pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 11, 2011, among NCR, Purchaser and Radiant, pursuant to which, after completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Radiant, with Radiant continuing as the surviving corporation and each issued and outstanding Share (other than Shares owned by NCR or Radiant or any direct or indirect wholly-owned subsidiary of Radiant and in each case not held on behalf of third parties and Shares that are held by shareholders who have perfected and not withdrawn or waived a demand for appraisal pursuant to Georgia law) will, by virtue of the Merger be converted into and become exchangeable for an amount, payable in cash and without interest, equal to the per Share price paid pursuant to the Offer, less any required withholding taxes, payable upon the surrender of the certificate formerly representing such Share.

The Radiant board of directors unanimously (1) determined that the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of Radiant and its shareholders; (2) approved, adopted and declared advisable the Merger Agreement, including the Offer and the Merger; and (3) resolved to recommend that the shareholders of Radiant tender their Shares pursuant to the Offer, and, to the extent required by applicable law, approve the Merger and the Merger Agreement.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended in accordance with the terms of the Merger Agreement, the terms and conditions of any such extension or amendment), Purchaser will be deemed to have accepted for payment, and will pay for, all Shares validly tendered and not properly withdrawn by the Expiration Date if and when Purchaser gives oral or written notice to BNY Mellon Shareowner Services (the “Depositary”) of Purchaser’s acceptance of the tenders of such Shares for payment pursuant to the Offer. Payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares or a Book-Entry Confirmation (as defined in the Offer to Purchase) with respect to such Shares pursuant to the procedures set forth in the Offer to Purchase, (b) a Letter of Transmittal (or manually executed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot comply with the state statute, Purchaser will not make the Offer to, nor will Purchaser accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, Purchaser will endeavor to make arrangements to have the Offer made on its behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Neither NCR nor Purchaser will pay any fees or commissions to any broker, dealer or other person (other than Georgeson, Inc. (the “Information Agent”), the dealer manager for the Offer and the Depositary as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

In order to accept the Offer, a duly executed and properly completed Letter of Transmittal and any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry delivery of Shares, and any other required documents, should be sent to the Depositary by 12:00 Midnight, New York City time, at the end of the day on Friday, August 19, 2011.

If holders of Shares wish to tender their Shares, but it is impracticable for them to deliver their certificates representing tendered Shares or other required documents or to complete the procedures for delivery by book-entry transfer prior to the Expiration Date, a tender may be effected by following the guaranteed delivery procedures specified in the Offer to Purchase and the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent at the address and telephone numbers set forth on the back cover of the Offer to Purchase.

WE REQUEST THAT YOU CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON FRIDAY, AUGUST 19, 2011, UNLESS THE OFFER IS EXTENDED.

Very truly yours,

Georgeson, Inc.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU AS THE AGENT OF NCR, PURCHASER, THE INFORMATION AGENT, THE DEPOSITARY, OR THE DEALER MANAGER OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

The Information Agent for the Offer is:

199 Water Street—26th Floor

New York, NY 10038

Banks and Brokers Call: (212) 440-9800

Call Toll Free: (888) 658-5755

July 25, 2011

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